SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)
                              Halsey Drug Co., Inc.
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   406369 10 8
                                   -----------
                                 (CUSIP Number)

                              George Abrahams, Esq.
                    Wolf, Block, Schorr and Solis-Cohen, LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 12 Pages)


--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 406369 10 8


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Galen Partners III, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     16,830,644

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     16,830,644

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,830,644

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.1%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 406369 10 8


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Galen Employee Fund III, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     73,683

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     73,683

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     73,683

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .2%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 406369 10 8


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Galen Partners International III, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     1,628,772

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     1,628,772

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,628,772

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     Item 1 is amended to read in its entirety as follows:

     "This Statement covers a total of 18,533,099 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Halsey Drug Co., Inc., a New York corporation (the "Company"). As of July 17, 1998 the Reporting Persons (as defined in Item 2 hereof) hold (i) 5% Convertible Senior Secured Debentures due March 15, 2003, of the Company in the aggregate principal amount of $21,334,616 (the "Debentures"), which as of such date are convertible into an aggregate of 14,223,078 shares of Common Stock, (ii) warrants for the purchase of an aggregate of 2,155,011 shares of Common Stock at an initial purchase price of $1.50 per share (the "$1.50 Warrants") and (iii) warrants for the purchase of an aggregate of 2,155,011 shares of Common Stock at an initial purchase price of $2.375 per share (the "$2.375 Warrants" and together with the $1.50 Warrants, the "Warrants"). The Debentures and Warrants are referred to herein, collectively, as the "Securities."

     The Company's principal executive offices are located at 1827 Pacific Street, Brooklyn, New York 11233."


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended to read in its entirety as follows:

     "The funds for the acquisition of the Securities were allocated from the working capital of the Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

     The Securities were acquired by the Reporting Persons at a purchase price equal to the principal amount of Debentures comprising a part of the Securities which were purchased. The purchase prices paid by each of Galen, Galen Intl and GEF on March 10, 1998 for the Securities purchased on such date were $15,423,195, $1,709,167 and $67,638, respectively, and were all paid in cash.

     In June, 1998 the Reporting Persons made additional purchases of Securities for cash pursuant to the option granted to them under the Purchase Agreement described in Item 4 hereof to purchase additional Securities. The purchase prices for the additional Securities purchased by Galen, Galen Intl and GEF in June, 1998 were $3,754,809, $363,369 and $16,438, respectively.

     In July 1998 Galen International sold to Galen and GEF for a cash purchase price (a) Debentures in the principal amounts of $196,809 and $745, respectively, (b) $1.50 Warrants to purchase 19,880 and 75 shares of Common Stock, respectively and (c) $2.375 Warrants to purchase 19,880 and 75 shares of Common Stock, respectively."


Item 4.   Purpose of Transaction.

     Item 4 is amended to read in its entirety as follows:

     "The Company, the Reporting Persons and certain other persons entered into a Debenture and Warrant Purchase Agreement, dated as of March 10, 1998 (the "Purchase Agreement") providing for the purchase by the Reporting Persons and other persons (collectively, the "Investors") of an aggregate of $20,800,000 principal amount of Debentures, $1.50 Warrants to purchase an aggregate of 2,101,010 shares of Common Stock and $2.375 Warrants to purchase an aggregate of 2,101,010 shares of Common

Stock and the issuance and delivery to the Investors of instruments evidencing the Debentures and Warrants. The Debentures were at the time of issuance convertible into Common Stock at the rate of one share of Common Stock for each $1.50 principal amount of Debentures (an aggregate of 13,866,666 shares of Common Stock for the Debentures issued to all Investors and 11,466,667 shares of Common Stock for the Debentures issued to the Reporting Persons). The $1.50 Warrants and $2.375 Warrants issued to the Reporting Persons are exercisable for a period of seven years commencing on the issue date thereof.

     In June 1998, the Reporting Persons and certain other persons exercised their options under the Purchase Agreement to purchase a rata portion of additional Securities having an aggregate purchase price of $5,000,000 on the same terms and conditions as set forth in the Purchase Agreement. Pursuant to such option exercise, the Reporting Persons purchased Debentures in the aggregate principal amount of $4,134,616 (which Debentures were at the time of issuance convertible into an aggregate of 2,756,411 shares of Common Stock) and $1.50 Warrants to purchase an aggregate of 417,637 shares of Common Stock and $2.375 Warrants to purchase an aggregate of 417,637 of Common Stock.

     The conversion rates of the Debentures into Common Stock and the exercise prices of the Warrants and the number of shares of Common Stock issuable upon conversion or exercise thereof are subject to adjustment to protect the holders thereof against dilution. In addition, the conversion rates and exercise prices of such Securities are subject to a downward adjustment in the event the liabilities of the Company and its subsidiaries as of February 28, 1998 exceed $27,640,000.

     Pursuant to the Purchase Agreement, the Purchasers designated two persons to become directors of the Company and such persons were elected as directors on March 10, 1998. The Purchasers also had the right to designate an additional person to be a member of the Board of Directors commencing with the first Annual Meeting of Shareholders of the Company to be held after the closing of the Purchase Agreement, which the Company agreed in the Purchase Agreement to hold on or prior to June 30, 1998 (the "Next Shareholders Meeting").

     The Company also agreed in the Purchase Agreement to present for approval by shareholders at the Next Shareholders Meeting, proposals to amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 20,000,000 to 40,000,000 Shares and to provide that the Debentures shall have the right to vote as part of a single class with all holders of Common Stock of the Company on all matters with the holders of Debentures to have such number of votes as shall equal the number of votes they would have had they converted the entire principal amount of their Debentures into Common Stock immediately prior to the record date relating to such vote.

     The Next Shareholders Meeting was duly held on June 30, 1998. At the Next Shareholders Meeting, a designee of the Purchasers was elected as a director of the Company and the proposals to amend the Certificate of Incorporation of the Company were approved by the shareholders.

     Pursuant to the Purchase Agreement each Investor, including the Reporting Persons, has been given a right of first refusal, subject to certain limitations, to purchase additional equity securities of the Company (including convertible debt securities) offered for sale by the Company. Such right is exercisable on a pro rata basis among all Investors and certain other persons holding other convertible debentures of the Company.

     Each of the Reporting Persons acquired its Securities as long-term investments. Except as set forth herein, none of the Reporting Persons presently intends to acquire additional securities of the

Company. However, if any Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, such Reporting Person may acquire additional securities of the Company. Similarly, any Reporting Person, subject to applicable law and depending upon market and other factors, may from time to time determine to dispose some or all of the Securities.

     Except as set forth herein, the Reporting Persons have no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, each Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at that time."


Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended to read in its entirety as follows:

     "(a) Each Reporting Person owns or has the right to acquire the number of Securities shown opposite its name:

              (1)                                   (2)                      (3)                      (4)                     (5)
                                                                       Number of Shares
                                               Number of Shares        of Common Stock                                 Percentage of
                                               of Common Stock           which may be                                    Outstanding
                                                 into which            acquired pursuant                                   Shares of
                                                Debentures are          to exercise of           Total of Columns       Common Stock
Reporting Person                                 Convertible               Warrants                (2) and (3)      (see Note below)
Galen ...............................            12,916,542                3,914,102               16,830,644                  52.1%
Galen Intl ..........................             1,249,988                  378,784                1,628,772                   5.0%
GEF .................................                56,547                   17,136                   73,683                   0.2%
   Total ............................            14,223,077                4,310,022               18,533,099                  57.3%
====================================================================================================================================


     Note: The percentages shown in each row of column (5) were calculated, for each respective row, by (i) adding the totals in the bottom row of columns (2) and (3) to 13,777,453 (the number of shares of Common Stock outstanding as of May 26, 1998, such number having been provided by the Company to the Reporting Persons) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (4) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

     (b) Each Reporting Person possesses the sole power to vote and to dispose of its respective Securities.

     (c) See Item 3.

     (d) None.

     (e) Not applicable."

Item 7.  Material to be filed as Exhibits.

     Item 7 is amended by adding the following:

     8. Joint Filing Agreement, dated July 17, 1998, by the Reporting Persons and the Related Persons.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:   July 17, 1998

                                          GALEN PARTNERS III, L.P.
                                          By:  Claudius, L.L.C., General Partner



                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, Managing Member


                                          GALEN PARTNERS
                                          INTERNATIONAL III, L.P.
                                          By:  Claudius, L.L.C., General Partner



                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, Managing Member


                                          GALEN EMPLOYEE FUND III, L.P.
                                          By:  Wesson Enterprises, Inc.,
                                             General Partner



                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, President


                                          CLAUDIUS, L.L.C.


                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, Managing Member

                                          WESSON ENTERPRISES, INC.


                                          By: /s/ Bruce F. Wesson
                                             -----------------------------------
                                              Bruce F. Wesson, President






                                          /s/ William R. Grant
                                          --------------------------------------
                                          William R. Grant




                                          /s/ Bruce F. Wesson
                                          --------------------------------------
                                          Bruce F. Wesson




                                          /s/ L. John Wilkerson
                                          --------------------------------------
                                          L. John Wilkerson




                                          /s/ David Jahns
                                          --------------------------------------
                                          David Jahns




                                          /s/ Srini Conjeevaram
                                          --------------------------------------
                                          Srini Conjeevaram




                                          /s/ Zubeen Shroff
                                          --------------------------------------
                                          Zubeen Shroff

                                    EXHIBIT 8

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 1 to the Statement on Schedule 13D dated March 20, 1998 (including exhibits and schedules thereto) with respect to the acquisition of, or the right to acquire, the Common Stock of Halsey Drug Co., Inc., a New York corporation. This Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executes this Agreement this 17th day of July, 1998.


                                          GALEN PARTNERS III, L.P.
                                          By:  Claudius, L.L.C., General Partner



                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, Managing Member


                                          GALEN PARTNERS
                                          INTERNATIONAL III, L.P.
                                          By:  Claudius, L.L.C., General Partner



                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, Managing Member


                                          GALEN EMPLOYEE FUND III, L.P.
                                          By:  Wesson Enterprises, Inc.,
                                             General Partner



                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, President


                                          CLAUDIUS, L.L.C.



                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, Managing Member

                                          WESSON ENTERPRISES, INC.


                                          By:  /s/ Bruce F. Wesson
                                             -----------------------------------
                                             Bruce F. Wesson, President




                                          /s/ William R. Grant
                                          --------------------------------------
                                          William R. Grant




                                          /s/ Bruce F. Wesson
                                          --------------------------------------
                                          Bruce F. Wesson




                                          /s/ L. John Wilkerson
                                          --------------------------------------
                                          L. John Wilkerson




                                          /s/ David Jahns
                                          --------------------------------------
                                          David Jahns




                                          /s/ Srini Conjeevaram
                                          --------------------------------------
                                          Srini Conjeevaram




                                          /s/ Zubeen Shroff
                                          --------------------------------------
                                          Zubeen Shroff